KIRKLAND LAKE GOLD REPORTS STRONG EARNINGS AND CASH FLOW IN Q3 2020

Toronto, Ontario – November 5, 2020 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the third quarter (“Q3 2020”) and first nine months of 2020 (“YTD 2020”). The Q3 2020 results include strong year-over-year growth in production, revenue, net earnings and cash flow. The Company’s full consolidated financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.kl.gold. All dollar amounts are in U.S. dollars, unless otherwise noted.

Q3 2020 Highlights
•Net earnings of $202.0 million. Adjusted net earnings(1) of $249.3 million or $0.91 per share: Net earnings totalled $202.0 million or $0.73 per share. Adjusted net earnings(1) totalled $249.3 million or $0.91 per share, an increase of 49% from Q3 2019 and 14% from Q2 2020.
•Record free cash flow(1): Net cash provided by operating activities totalled $431.1 million with record free cash flow1 of $275.7 million, a 52% increase from Q3 2019 and 22%2 higher than the previous quarter.
•Increased balance sheet strength: Cash at September 30, 2020 totalled $848.5 million, a $311.1 million or 58% increase from $537.4 million at June 30, 2020.
•Progress with key growth projects: Total growth capital expenditures1 totalled $28.1 million, including $11.5 million related to Macassa ($8.3 million to #4 shaft project); #4 Shaft project ended the quarter approximately one month ahead of schedule and on track for completion in late 2022.
•Continued exploration success: The ramp up of exploration drilling continued during Q3 2020, with total expenditures of $27.4 million; At September 30, 2020, there were five surface and eight underground drills at Fosterville, one surface and eight underground drills at Macassa and five surface drills at Detour Lake; Considerable exploration success achieved, including:
◦Detour Lake: Results in Saddle Zone support the Company’s view that a much larger deposit exists around the Main Pit and West Pit locations than is currently included in Mineral Reserves;
◦Fosterville: Infill drilling in the Swan Zone intersected higher than expected grades; Drilling confirmed substantial scale and growth potential of mineralized systems at Cygnet, Robbin’s Hill and Harrier;
◦Macassa: New results included exceptional grades being intersected near contact of South Mine Complex (“SMC”) and high-grade mineralized zones vertically stacked along Amalgamated Break.
•Over half billion dollars in share repurchases in 2020: During Q3 2020, $107.4 million (C$143.0 million) was used to repurchase 2,139,300 common shares; As at November 4, 2020, 14,029,500 shares had been repurchased year to date for $526.6 million (C$709.5 million).
•Continued dividend growth: Quarterly dividend increased 50%, to US$0.1875 per share, effective Q4 2020; Increase follows doubling of dividend in Q1 2020 to US$0.125 per share from US$0.06 per share (dividend more than tripled during 2020); $34.5 million used in Q3 2020 to pay quarterly dividend on July 13, 2020 to shareholders of record June 30, 2020.
•Solid operating results:
◦Production of 339,584 ounces, a 37% increase from 248,400 ounces in Q3 2019 and 3% higher than 329,770 ounces the previous quarter;
◦Production costs of $136.0 million versus $73.7 million in Q3 2019 and $141.4 million in Q2 2020;
◦Operating cash costs per ounce sold(1) averaged $406 compared to $287 in Q3 2019 and $374 in Q2 2020; $245 in Q3 2020 and $241 in Q2 2020 excluding Detour Lake;

◦All-in sustaining costs (“AISC”) per ounce sold(1) averaged $886 ($622 excluding Detour Lake) versus $562 in Q3 2019 and $751 ($526 excluding Detour Lake) in Q2 2020.
•Detour Lake – The right deal at the right time: Detour Lake continued to make a substantial contribution to the Company’s results in Q3 2020, with production of 140,067 ounces, revenue of $262.5 million and free cash flow(1) totalling $64.0 million; From January 31, 2020 to September 30, 2020, Detour Lake produced 363,614 ounces with revenue of $674.9 million and free cash flow1 totalling $231.0(3) million, representing 41% of the Company’s total free cash flow(1),(3) for YTD 2020; The acquisition on January 31, 2020 added 14.8 million ounces to the Company’s Mineral Reserve base with potential for significant growth over the next few years with continued exploration success.
•Solid return from strategic investment: During Q3 2020, $107.7 million (C$143.2 million) was received from the sale of the Company’s 32.6 million shares of Osisko Mining Inc. (“Osisko”), resulting in a realized gain of $60.6 million recognized through other comprehensive income (not included in net earnings).
•Strategic alliance with Newmont Canada FN Holdings ULC (“Newmont”): $75 million (not included in net earnings) was received through a strategic alliance agreement with Newmont with respect to exploration and development opportunities around the Holt Complex and Newmont’s properties in Timmins; Through agreement, Newmont acquired an option on mining and mineral rights related to the Holt Mine property.
•Environmental rehabilitation program launched: Reflecting the Company’s commitment to responsible mining, a three-year rehabilitation program was launched in the Northern Territory during Q3 2020 to address environmental issues caused by prior owners of the assets; Program involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory; $32.6 million of rehabilitation costs included in Q3 2020 net earnings.

YTD 2020 Financial and Operating Highlights
•Net earnings of $555.1 million ($2.06 per basic share), an increase of $164.2 million or 42% from $390.9 million ($1.86 per basic share) for YTD 2019; Adjusted net earnings(1) of $647.8 million ($2.40 per share), $256.7 million or 66% higher than $391.1 million ($1.86 per share) for the same period in 2019.
•Net cash provided by operating activities of $894.9 million, a 33% increase from YTD 2019; Excluding $60.5 million of restructuring costs and $132.6 million tax instalment payment in Australia related to 2019 tax year, net cash provided by operating activities totalled $1,088.0 million.
•Free cash flow(1) totalled $500.6 million, 52% higher than YTD 2019; Excluding restructuring costs and the $132.6 million tax payment, free cash flow totaled $693.7 million.
•Production of 1,000,218 ounces, a 44% increase from 694,873 ounces for YTD 2019.
•Operating cash cost per ounce sold(1) of $407 ($271 excluding Detour Lake) versus $296 for YTD 2019.
•AISC per ounce sold(1) of $804 ($590 excluding Detour Lake) versus $584 in YTD 2019.

(1)See “Non-IFRS Measures” in this press release and on pages 34 – 40 of the MD&A for the three and nine months ended September 30, 2020.
(2)Excludes impact of $132.6 million tax instalment payment in Australia related to 2019 tax year in Q2 2020.
(3)Excludes $60.5 million of transaction and restructuring costs mainly related to Detour Gold acquisition.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “During Q3 2020, we continued to achieve solid operating results and ended the quarter well positioned to achieve our consolidated 2020 guidance. We also continued to generate industry-leading earnings and cash flows. With increasing financial strength, we have made further progress with our key strategic priorities. First and foremost, we are investing in our three cornerstone assets, Detour Lake, Macassa and Fosterville, all of which are high-quality operations which have substantial growth potential. We are on track to invest around $130 million in exploration this year and, based on work to date, we have reported very encouraging drill results at all three assets. We are also making excellent progress with key growth projects. For example, our #4 shaft project at Macassa is advancing very well with the project currently ahead of schedule and on track for completion late in 2022. Following completion of the shaft, we will begin transitioning Macassa into a much improved mine, with production targeted to ramp up to 400,000 ounces per year at much lower unit costs.

“Another key component of our strategy is returning capital to shareholders. In February, we announced our goal to repurchase 20.0 million shares over a 12 to 24-month period and have already reached 14.0 million shares so far in 2020 for well over half a billion dollars. We have also increased our quarterly dividend twice this year, doubling it in Q1 2020 and recently announcing a 50% increase, to US$0.1875 per share, beginning in Q4 2020. At the new level, we will be providing over $200 million annually to shareholders through our dividend policy. Taking share repurchases and dividend payments together, so far in 2020 we have returned $643 million of capital to shareholders, representing $2.35 per share and $468 per ounce based the mid-point of our 2020 production guidance. As our financial strength continues to grow, rewarding shareholders for their investment in our company will remain a top priority for management and the Board.

“Finally, the third component of our strategy is investing in companies and projects where we see potential to add significant value by bringing our balance sheet and our commitment to drilling. The acquisition of Detour Gold Corporation on January 31, 2020 is a clear example of this part of our strategy in action, as was the acquisition of Newmarket Gold, to obtain Fosterville, in November 2016. We are extremely pleased with the contribution already being made by Detour Lake Mine, which generated $231.0 million of free cash flow(1) in the first eight months since the transaction, representing over 40% of our total free cash flow1 for YTD 2020. Even more important, the exploration results we are achieving early in our $50 million drilling program are very encouraging and support our view that Detour Lake, like Fosterville and even Macassa with the new shaft, has the potential to be transformed into something much more valuable than the mine we acquired.”

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

Table 1. Financial and Operating Highlights

(in thousands of dollars, except per share amounts)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Revenue	$632,843	$381,430	$580,975	$1,768,556	$967,609
Production costs	136,023	73,664	141,415	439,030	209,865
Earnings before income taxes	295,316	254,119	225,282	815,123	566,140
Net earnings	$202,022	$176,604	$150,232	$555,132	$390,945
Basic earnings per share	$0.73	$0.84	$0.54	$2.06	$1.86
Diluted earnings per share	$0.73	$0.83	$0.54	$2.05	$1.85
Cash flow from operating activities	$431,119	$316,753	$222,234	$894,859	$672,290
Cash investment on mine development and PPE	$155,428	$135,449	$128,155	$394,220	$342,104

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Tonnes milled	6,144,753	419,787	5,863,282	16,126,140	1,208,106
Average Grade (g/t Au)	1.8	18.8	1.8	2.0	18.3
Recovery (%)	95.3%	97.9%	95.8%	95.6%	98.0%
Gold produced (oz)	339,584	248,400	329,770	1,000,218	694,873
Gold Sold (oz)	331,959	256,276	341,390	1,017,935	701,296
Average realized price ($/oz sold)(1)	$1,907	$1,482	$1,716	$1,734	$1,375
Operating cash costs per ounce ($/oz sold)(1)	$406	$287	$374	$407	$296
AISC ($/oz sold)(1)	$886	$562	$751	$804	$584
Adjusted net earnings(1)	$249,251	$167,532	$219,345	$647,765	$391,109
Adjusted net earnings per share(1)	$0.91	$0.80	$0.79	$2.40	$1.86
Free cash flow(1)	$275,691	$181,304	$94,079	$500,639	$330,186
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and nine months ended September 30, 2020.

Table 2. Review of Financial Performance

(in thousands except per share amounts)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Revenue	$632,843	$381,430	$580,975	$1,768,556	$967,609
Production costs	(136,023)	(73,664)	(141,415)	(439,030)	(209,865)
Royalty expense	(21,481)	(10,430)	(19,258)	(61,988)	(25,430)
Depletion and depreciation	(86,707)	(41,692)	(82,586)	(262,132)	(116,056)
Earnings from mine operations	388,632	255,644	337,716	1,005,406	616,258

Expenses
General and administrative(1)	(20,409)	(10,559)	(20,137)	(53,108)	(34,789)
Transaction costs	707	—	—	(33,131)	—
Exploration	(2,498)	(5,897)	(2,384)	(10,813)	(24,133)
Care and maintenance	(14,256)	(541)	(6,570)	(23,716)	(952)
Rehabilitation costs	(32,626)	—	(2,448)	(35,074)	—
Earnings from operations	319,550	238,647	306,177	849,564	556,384

Finance and other items
Other income (loss), net	(23,453)	13,850	(80,164)	(31,412)	6,349
Finance income	1,524	2,198	1,119	5,239	4,993
Finance costs	(2,305)	(576)	(1,850)	(8,268)	(1,586)

Earnings before income taxes	295,316	254,119	225,282	815,123	566,140
Current income tax expense	(66,097)	(50,946)	(59,020)	(195,247)	(127,158)
Deferred income tax expense	(27,197)	(26,569)	(16,030)	(64,744)	(48,037)

Net earnings	$202,022	$176,604	$150,232	$555,132	$390,945

Basic earnings per share	$0.73	$0.84	$0.54	$2.06	$1.86
Diluted earnings per share	$0.73	$0.83	$0.54	$2.05	$1.85

Weighted average number of common shares outstanding (in 000's)
Basic	275,280	210,189	277,066	269,941	210,155
Diluted	275,471	211,593	277,265	270,146	211,730
(1)General and administrative expense for Q3 2020 (Q3 2019 and Q2 2020) include general and administrative expenses of $11.2 million ($7.9 million and $12.5 million) and share based payment expense of $9.2 million ($2.7 million and $7.7 million).

Revenue

Revenue in Q3 2020 totalled $632.8 million, an increase of $251.4 million, or 66% from $381.4 million in Q3 2019. Detour Lake contributed $262.5 million to the Company's revenue in Q3 2020, the impact of which was only partially offset by the loss of revenue from Holt Complex due the suspension of operations effective April 2, 2020. Holt Complex contributed $39.7 million of revenue in Q3 2019. Of the growth in revenue versus Q3 2019, $141 million related to a $425 per ounce or 29% increase in the average realized price, to $1,907 per ounce from $1,482 per ounce in Q3 2019, while $112 million of the increase was due to a 30% increase in sales volumes (331,959 ounces in Q3 2020 versus 256,276 ounces in Q3 2019). The increase in gold sales reflected sales from Detour Lake in Q3 2020 of 137,632 ounces, which more than offset the impact of the suspension of operations at Holt Complex effective April 2, 2020, with Holt Complex having contributed 26,790 ounces of sales in Q3 2019, as well as lower sales at Fosterville and Macassa compared to the same period in 2019. Gold sales at Fosterville totalled 154,739 ounces versus 166,903 ounces in Q3 2019, while sales at Macassa totalled 39,588 ounces compared to 62,583 ounces a year earlier.

Revenue in Q3 2020 was $51.8 million or 9% higher than $581.0 million the previous quarter. The increase reflected a $63 million favourable impact from an 11% increase in the average realized gold price(1), from $1,716 per ounce in Q2 2020, which more than offset a $16.0 million reduction in revenue resulting from lower gold sales (331,959 ounce versus 341,390 ounces the previous quarter). Gold sales at Detour Lake were largely unchanged from 136,182 in Q2 2020, with sales at Fosterville and Macassa for the previous quarter were 157,251 ounces and 44,328 ounces, respectively. There were no gold sales from Holt Complex in Q3 2020 versus sales of 3,629 ouces the previous quarter.

Revenue in YTD 2020 totalled $1,768.6 million, an increase of $801.0 million or 83% from $967.6 million in YTD 2019. Of the growth in revenue, $435 million related to a 45% increase in gold sales, to 1,017,935 ounces, while $366 million resulted from a 359 or 26% increase in the averaged realized gold price(1), to $1,734 per ounce from $1,375 per ounce for YTD 2019. The increase in sales mainly reflected the contribution from Detour Lake since the mine’s acquisition on January 31, 2020, with sales totalling 384,270 ounces for the eight months ended September 30, 2020 resulting in revenue of 674,903 million. In addition, sales at Fosterville increased 8%, to 465,742 ounces, reflecting the favourable impact of higher tonnes processed on production levels. These factors more than offset lower sales from the Holt Complex due to operations being suspended effective April 2, 2020 (33,242 ounces of sale for YTD 2020 versus 83,966 ounces for YTD 2019), as well as a reduction in sales at Macassa, to 134,681 ounces from 184,898 for YTD 2019, reflecting lower production levels, largely due to reduced operations during Q2 2020, as well as the ongoing impact of health and safety protocols, including those related to COVID-19, and lower workforce and equipment availability in Q3 2020 resulting from excess heat in the mine during the summer months.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

Net earnings in Q3 2020 totalled $202.0 million ($0.73 per share) compared to $176.6 million ($0.84 per share) in Q3 2019 and $150.2 million ($0.54 per share) the previous quarter. A 66% increase in revenue, reflecting both a higher realized gold price and increased sales volumes, was the primary driver of net earnings growth compared to Q3 2019, with lower expensed exploration and evaluation costs also contributing to the year-over-year increase. The reduction in exploration expenditures reflected the ongoing ramp up of drilling following disruptions to the Company’s exploration programs in Q2 2020 due to the Company’s COVID-19 response, including the suspension of all non-essential work, as well as a greater proportion of exploration and evaluation expenditures being capitalized as opposed to expensed.

Partially offsetting these favourable factors contributing to earnings growth were the impact of higher production costs and depletion and depreciation expense, both of which mainly reflected the inclusion of Detour Lake in the Company’s results effective January 31, 2020. Other factors reducing net earnings compared to Q3 2019 were the impact of foreign exchange losses in Q3 2020, included in Other loss, due to a strengthening of the Canadian and Australian dollars against the US dollar, which compared to foreign exchange gains in Q3 2019; higher royalty expense, mainly reflecting a new 2.75% royalty introduced by the Victorian Government on revenue from Fosterville effective January 1, 2020; higher care and maintenance expense, including $8.1 million of restructuring and severance costs mainly related to the continued suspension of operations at Holt Complex; and increased corporate G&A costs reflecting the Company’s continued growth. In addition, Q3 2020 net earnings were reduced by a $32.6 million increase in environmental remediation provisions, included in rehabilitation costs, related to the Company’s Northern Territory assets. During Q3 2020, the Company commenced work on a three-year water rehabilitation program in the Northern Territory intended to address legacy environmental issues caused by prior owners of the assets, with a focus on water issues involving the Cosmo Pit and Howley Streak.

The reduction in net earnings per share in Q3 2020 compared to Q3 2019 reflected a higher level of average shares outstanding in Q3 2020 versus Q3 2019 (275.3 million shares in Q3 2020 versus 210.2 million shares in Q3 2019) due to the issuance of shares in Q1 2020 related to the acquisition of Detour Gold, partially offset by the impact of share repurchases through the Company’s NCIB since the end of Q3 2019.

Q3 2020 net earnings of $202.0 million ($0.73 per share) increased 34% from $150.2 million ($0.54 per share) the previous quarter. The increase from Q2 2020 resulted from a 9% increase revenue, as the impact of a higher average gold price more than offset a reduction in gold sales, significantly lower foreign exchanges losses in Q3 2020 versus the previous quarter ($23.6 million in Q3 2020 versus $72.8 million in Q2 2020) as well as a lower average tax rate (31.6% in Q3 2020 versus 33.3% in Q2 2020), slightly lower production costs and the impact of $13.4 million of COVID-19 related costs on Q2 2020 net earnings. Partially offsetting these factors was the $32.6 million increase in environmental remediation provisions in Q3 2020, increased care and maintenance expense, reflecting higher restructuring and severance costs in Q3 2020, and higher royalty expense.

Net earnings for YTD 2020 totalled $555.1 million ($2.06 per basic share), an increase of $164.2 million or 42% from $390.9 million ($1.86 per basic share) for YTD 2019. The increase in net earnings compared to YTD 2019 mainly reflected 83% increase in revenue due to both increased sales volumes and a higher realized gold price, as well as lower expensed exploration and evaluation costs. These factors were partially offset by higher production costs, depletion and depreciation expense and royalty costs, the impact of foreign exchange losses for YTD 2020 versus foreign exchange gains in YTD 2019, the $32.6 million increase in environmental remediation provisions in Q3 2020, transactions costs in YTD 2020 mainly related to the Detour Gold acquisition, costs related to the Company’s COVID-19 response, higher care and maintenance expense, including restructuring and severance costs related to the suspension of operations at Holt Complex and in the Northern Territory, increased Corporate G&A expense and a higher effective rate (31.9% for YTD 2020 versus 30.9% for the same period in 2019).

In addition, there was an unfavourable impact on net earnings per share year over year by an increase in average shares outstanding, to 269.9 million in YTD 2020 from 210.2 million for the same period in 2019, reflecting the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020, partially offset by the impact of share repurchases through the Company’s NCIB.

Adjusted Net Earnings(1)

Adjusted net earnings(1) totalled $249.3 million ($0.91 per share) in Q3 2020, an increase of 49% from $167.5 million ($0.80 per share) in Q3 2019 and $219.3 ($0.79 per share) in Q2 2020. As with net earnings, the key driver of growth in adjusted net earnings compared to both prior periods was higher revenue, with revenue in Q3 2020 increasing 66% from Q3 2019 and 9% from the previous quarter. The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million pre-tax ($22.8 million after tax) increase in environmental remediation provisions; $23.6 million ($18.0 million after tax) of foreign exchange losses, as well as the $8.1 million ($5.6 million after tax) of restructuring and severance costs mainly at the Holt Complex, included in care and maintenance expense. The difference between net earnings and adjusted net earnings(1) in Q3 2019 mainly reflected the exclusion from adjusted net earnings(1) of foreign exchange gains of $13.7 million ($9.1 million after tax), while the difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of the $72.8 million ($56.3 million after tax) of foreign exchange losses, $13.4 million ($9.2 million after tax) of costs related to the Company’s COVID-19 response, and $5.3 million ($3.7 million after tax) of restructuring costs, mainly resulting from the suspension of business activities in the Northern Territory.

Adjusted net earnings(1) for YTD 2020 totalled $647.8 million ($2.40 per share), an increase of $256.7 million or 66% from $391.1 ($1.86 per share) for the same period in 2019, with an 83% increase in revenue, reflecting both an increase in the average realized gold price and higher sales volumes, mainly accounting for the growth in adjusted net earnings. The difference between net earnings and adjusted net earnings(1) for YTD 2020 related to the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction costs, the $32.6 million ($22.8 million after tax) of environmental remediation provisions in Q3 2020, $23.5 million ($21.9 million after tax) of foreign exchange losses, $14.2 million ($9.8 million after tax) of COVID-19 related costs and $17.2 million ($11.9 million after tax) of restructuring and severance costs related to the Holt Complex and Northern Territory assets. The difference between net earnings and adjusted net earnings for YTD 2019 mainly related to the exclusion from adjusted net earnings(1) of foreign exchange gains of $7.1 million ($3.2 million after tax) and $2.3 million ($1.6 million after tax) related to purchase price allocation adjustments on inventory.

Cash and Cash Flows

The Company’s cash balance totalled $848.5 million at September 30, 2020 compared to cash of $537.4 million at June 30, 2020. Contributing to the change in cash was net cash provided by operating activities of $431.1 million, which compared to net cash provided by operating activities of $316.8 million in Q3 2019 and $222.2 million the previous quarter. The increase from both prior periods largely reflected strong cash generation by the Company’s operations. Also contributing to the change in net cash from operating activities compared to the previous quarter was a $132.6 million tax payment made in Australia in Q2 2020 representing the final instalment payment related to the 2019 tax year. Net cash from investing activities in Q3 2020 totalled $25.1 million, as additions to mining interests and plant and equipment totalling $175.4 million were more than offset the receipt of $107.7 million (C$143.2 million) of proceeds from the sale of the Company’s 32.6 million shares of Osisko and $75.0 million received from Newmont through a strategic alliance agreement. The Company earned a significant return on its investment in Osisko, with the sale of the Osisko shares resulting in a realized gain of $60.6 million, which was recognized through other comprehensive income during the quarter, consistent with the historical unrealized mark-to-market adjustments relating to the investment. Contributing to the $145.7 million of net cash used for financing activities in Q3 2020 was 107.4 million (C$143.0 million) of cash used to repurchase 2,139,300 common shares through the Company’s NCIB and $34.5 million used for the quarterly dividend payment of US$0.125 per share paid on July 13, 2020 to shareholders of record as of the close of business on June 30, 2020.

The Company’s cash balance of $848.5 million at September 30, 2020 compared to cash of $707.2 million at December 31, 2019. For YTD 2020, net cash provided from operating activities totalled $894.9 million. Excluding the impact of $60.5 million of transaction and restructuring costs in Q1 2020, mainly related to the Detour Gold acquisition, as well as the $132.6 million tax instalment payment in Australia related to the 2019 tax year, net cash provided by operating activities totalled $1,088.0 million, which compared to $672.3 million in YTD 2019. The $42.6 million of cash used for investing activities mainly related to capital expenditures in the first nine months of 2020, largely offset by $173.9 million of cash acquired as part of the Detour Gold acquisition, as well as the $109.1 million (C$145.2 million) of proceeds from the sale of Osisko shares and $75.0 million received from Newmont related to the new strategic alliance agreement between the two companies. Cash used from financing activities for YTD 2020 totalled $710.3 million, with the largest component being $487.2 million of cash used to repurchase 13,198,400 shares through the Company’s NCIB (total shares repurchased to November 4, 2020 of 14,029,500 shares for $526.6 million). Also contributing to cash used for financing activities for YTD 2020 were $81.7 million for dividend payments, $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020, $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel and $11.1 million for the payment of lease obligations.

Free Cash Flow(1)

Free cash flow(1) in Q3 2020 totalled $275.7 million, which compared to free cash flow(1) of $181.3 million in Q3 2019 and $94.1 million the previous quarter. Free cash flow(1) in Q2 2020 was impacted by the $132.6 million tax payment made in Australia as the final instalment for the 2019 tax year. Excluding the impact of this payment, the Company generated free cash flow(1) of $226.7 million during the previous quarter. On a year-to-date basis, free cash flow(1) in YTD 2020 totalled $500.6 million, or $693.7 million excluding the $132.6 million tax instalment payment in Q2 2020 as well as the $60.5 million of transaction and restructuring costs in Q1 2020. Of the Company’s free cash flow(1) for YTD 2020, $231.0 million was provided by Detour Lake from January 31, 2020 to September 30, 2020 (excludes transaction and restructuring costs related to the Detour Gold acquisition), accounting for approximately 33% of the $693.7 million of total free cash flow for YTD 2020, excluding the $132.6 million tax instalment payment and transaction and restructuring costs.

(1)The Review of Financial and Operating Performance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and nine months ended September 30, 2020.

REVIEW OF OPERATING MINES

Macassa Mine

Production at Macassa in Q3 2020 totaled 38,028 ounces compared to production of 62,945 ounces in Q3 2019 and 41,865 ounces the previous quarter. Production in Q3 2020 resulted from processing 78,526 tonnes at an average grade of 15.4 g/t and average recoveries of 97.8%, which compared to 85,834 tonnes processed in Q3 2019 at an average grade of 23.3 g/t and average recoveries of 97.8% and 77,624 tonnes at an average grade of 17.2 g/t and average recoveries of 97.6% in Q2 2020. The change in production from Q3 2019 largely reflected both lower than expected average grades and tonnes processed in Q3 2020. Production at Macassa was impacted by reduced workforce productivity and equipment availability largely related to excessive heat in the mine caused by record temperatures in Kirkland Lake, as well as ongoing health and safety protocols as part of the Company’s COVID-19 response. These factors contributed to disruptions to operating development performance and lower than planned mining rates. Mining during the quarter focused on the most accessible areas, which were largely the lower-grade stopes planned for the quarter.

Production costs in Q3 2020 totalled $26.0 million versus $26.6 million in Q3 2019 and $24.4 million the previous quarter (excluding $3.3 million related to the Company’s COVID-19 response). Operating cash costs per ounce sold(1) averaged $648 in Q3 2020 versus $425 in Q3 2019 and $547 in Q2 2020. The increase in operating cash costs per ounce sold(1) compared to both prior periods largely reflected a lower average grade and reduced gold sales in Q3 2020 (39,588 ounces versus sales of 62,583 ounces in Q3 2019 and 44,328 ounces the previous quarter). AISC per ounce sold(1) averaged $1,081 in Q3 2020 compared to $689 in Q3 2019 and $841 in Q2 2020. As with operating cash costs per ounce sold(1), the increase in AISC per ounce sold(1) from both prior periods was largely driven by the impact of a lower average grade on sales volumes. In dollar terms, AISC(1) in Q3 2020 declined compared to Q3 2019 ($42.8 million versus $43.1 million a year earlier), while an increase in AISC(1) from the previous quarter was mainly due to higher sustaining capital expenditures(1). Sustaining capital expenditures(1) totalled $14.1 million ($357 per ounce sold) in Q3 2020 versus $13.2 million ($211 per ounce sold) in Q3 2019 and $10.5 million ($236 per ounce sold) the previous quarter. The $5.3 million increase in sustaining capital expenditures(1) compared to Q2 2020 was largely due to lower than planned sustaining capital expenditures(1) the previous quarter when the mine was on reduced operations as part of the Company’s COVID-19 response.

Production at Macassa in YTD 2020 totalled 130,754 ounces, which resulted from processing 238,406 tonnes at an average grade of 17.5 g/t and at average recoveries of 97.7%. YTD 2020 production compared to production of 184,918 ounces for YTD 2019, which resulted from processing 236,505 tonnes at an average grade of 24.8 g/t and at average recoveries of 98.0%. YTD 2020 production was below expected levels largely due to the impact of reduced operations during Q2 2020 and ongoing health and safety protocols, as well as the impact on workforce productivity and equipment availability caused by excess heat in the mine during Q3 2020. These factors contributed to both lower than planned mining rates and average grades on a year-to-date basis.

Production costs for YTD 2020 totalled $$76.8 (excluding $3.3 million related to the Company’s COVID-19 response) versus $73.6 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $573 compared to $397 for the same period in 2019 with the increase largely reflecting lower sales volumes due to the impact of COVID-19 and a reduction in the average grade. AISC per ounce sold(1) averaged $915 for YTD 2020 versus $687 a year earlier. The change from YTD 2019 resulted from the impact of a lower average grade on sales volumes and higher cash operating cost(1). Sustaining capital(1) expenditures totalled $39.0 million ($290 per ounce sold) in YTD 2020 versus $45.3 million ($245 per ounce sold) in YTD 2019 with the reduction largely related to reduced operations during Q2 2020.

Growth projects: Growth capital(1) expenditures at Macassa for YTD 2020 totalled $33.2 million ($11.5 million in Q3 2020). Of total growth expenditures for YTD 2020, $27.1 million related to the #4 shaft project. During Q3 2020, the shaft advanced 740 feet and had reached a depth of 3,366 feet as of September 30, 2020. On May 6, 2020, the Company announced that, based on progress to date and the results of a review of the #4 shaft project earlier in the year, the project scope and schedule for the #4 Shaft was revised. The project is now expected to be completed in one phase, to a depth of 6,400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The capital cost for the project is under review and is expected to be less than the existing estimate of $320 million.

Detour Lake Mine

Production at Detour Lake in Q3 2020 totaled 140,067 ounces, which involved processing 5,898,694 tonnes at an average grade of 0.81 g/t at average recoveries of 90.7%. Production in Q3 2020 compared to production in Q2 2020 of 131,992 ounces which resulted from processing 5,655,992 tonnes at an average grade of 0.79 g/t and average recoveries of 91.7%. The increase in production quarter over quarter largely resulted from higher processing volumes reflecting an increase in mining rates during Q3 2020, as well as higher average grades, with a greater proportion of mill feed in Q3 2020 coming from mine production versus low-grade stockpiles. In Q2 2020, the mine processed more stockpiled material during reduced operations as part of the Company’s COVID-19 response.

Production costs at Detour Lake Mine in Q3 2020 totalled $87.4 million. Operating cash costs per ounce sold(1) averaged $634 in Q3 2020, which compared to $573 the previous quarter with the increase largely reflecting significantly higher tonnes mined, which totaled 6,783,000 tonnes versus tonnes milled for the quarter of 5,898,694 tonnes, the impact of reduced deferred stripping and increased maintenance and procurement costs as the mine ramped up following reduced operations in Q2 2020. AISC per ounce sold(1) averaged $1,259 versus $1,090 the previous quarter reflecting higher operating costs and increased sustaining capital expenditures(1). During Q3 2020, sustaining capital expenditures(1) at Detour Lake totalled $80.7 million or $586 per ounce, which compared to sustaining capital expenditures(1) of $65.8 million or $483 per ounce sold the previous quarter, with the increase in Q3 2020 mainly reflecting the ramp up of capital projects and equipment procurement, which had been impacted by reduced operations related to the Company’s COVID-19 response in Q2 2020.

Production at Detour Lake for the eight months ended September 30, 2020 totaled 363,614 ounces, which resulted from processing 15,262,708 tonnes at an average grade of 0.81 g/t with average recoveries of 91.1%. Production costs for the eight months ended September 30th totalled $253.2 million, excluding $7.7 million of COVID-19 related costs. Operating cash costs per ounce sold(1) averaged $630 per ounce sold, while AISC per ounce sold(1) averaged $1,156. The mine’s sustaining capital expenditures(1) totalled $188.8 million ($491 per ounce sold).

Growth projects: Growth capital(1) expenditures at Detour Lake for both Q3 2020 and YTD 2020, excluding capitalized exploration, totalled $11.8 million. Growth capital expenditures mainly related to the procurement of mobile equipment and stripping in support of future production growth. Growth capital expenditures are expected to increase in Q4 2020 as the mine continues to invest in mobile equipment and advance a number of projects initiated since the Company’s acquisition of Detour Gold.

Holt Mine Complex

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. Effective April 2, 2020, the Company suspended operations at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic while the Company continued the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

On July 16, 2020, the Company announced that the suspension of operations at the Holt Complex was being extended until further notice. Care and maintenance expense in Q3 2020 for Holt Complex totalled $10.9 million, including $8.0 million of restructuring and severance costs (YTD 2020 care and maintenance expense of $13.8 million). No production was recorded from the Holt Complex during Q3 2020, with only 807 ounces being recorded the previous quarter. During Q3 2019, a total of 27,128 ounces was produced from processing 214,542 tonnes at an average grade of 4.2 g/t and average recoveries of 94.2%. Production costs in Q3 2019 totalled $27.8 million, while operating cash costs per ounce sold(1) averaged $1,037 and AISC per ounce sold(1) averaged $1,543. Sustaining capital(1) expenditures during Q3 2019 were $11.2 million ($419 per ounce sold).

For YTD 2020, Holt Complex produced 29,391 ounces, almost all of which was in Q1 2020, which compared to production of 82,483 ounces for YTD 2019. Production costs for YTD 2020 totalled $33.6 million (excluding $2.4 million of COVD-19-related costs) versus $79.7 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $1,000 in YTD 2020 versus $948 per ounce for YTD 2019, while AISC per ounce sold(1) averaged $1,407 compared to $1,365 for the first nine months of 2019. Sustaining capital expenditures(1) for YTD 2020 totalled $9.1 million ($274 per ounce sold) versus $29.0 million ($345 per ounce sold) for YTD 2019.

Fosterville Mine

The Fosterville Mine produced 161,489 ounces in Q3 2020 based on processing 167,533 tonnes at an average grade of 30.3 g/t and average mill recoveries of 99.0%. Q3 2020 production increased from 158,327 ounces in Q3 2019, when the mine processed 119,412 tonnes at an average grade of 41.8 g/t and average recoveries of 98.6%. Q3 2020 production compared to production of 155,106 ounces the previous quarter when the mine processed 123,473 tonnes at an average grade of 39.5 g/t and at average recoveries of 99.0%. The increase in production from both prior periods reflected higher tonnes processed, which more than offset the impact of a reduction in the average grade. Higher tonnes processed resulted from increased mining rates for the quarter in both Lower Phoenix and Harrier as the mine benefited from recent investments in improved ventilation and paste fill. The reduction in the average grade reflected a lower proportion of total mined tonnes coming from the Swan Zone versus other, lower-grade, areas of the mine.

Production costs were $22.0 million (excluding $0.7 million of COVID-19 related costs) in Q3 2020 versus 19,243 million in Q3 2019 and $20.3 million the previous quarter. Operating cash costs per ounce sold(1) averaged 142, compared to operating cash costs per ounce sold(1) of $115 in Q3 2019 and $129 the previous quarter. The change compared to both prior periods mainly reflected a lower average grade in Q3 2020, as well as the impact of increased mining rates. AISC per ounce sold(1) averaged $349 versus $289 in Q3 2019 and $273 in Q2 2020. The change from Q3 2019 largely reflected the impact of a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $8.0 million or $52 per ounce sold to AISC per ounce sold(1) in Q3 2020 ($6.9 million or $44 per ounce sold in Q2 2020). Excluding the impact of the new royalty, AISC per ounce sold in Q3 2020 averaged $297 per ounce, similar to the Q3 2019 level as higher operating cash costs were largely offset by lower levels of sustaining capital expenditures(1), reflecting reduced costs for mobile equipment procurement and ground support related to capital development versus the same period in 2019. Compared to the previous quarter, higher AISC per ounce sold(1) resulted from the increase in operating costs per ounce as well as higher royalty expense. In addition, sustaining capital expenditures were significantly higher in Q3 2020 versus the prior quarter, mainly reflecting disruptions to capital development and other projects in Q2 2020 as part of the Company’s COVID-19 response. Sustaining capital expenditures(1) in Q3 2020 totalled $18.1 million ($117 per ounce sold) versus $23.8 million ($143 per ounce sold) in Q3 2019, and $10.8 million ($69 per ounce sold) in Q2 2020.

Production at Fosterville for YTD 2020 totaled 476,459 ounces, an 11% increase from 427,472 ounces for YTD 2019. YTD 2020 production resulted from processing 409,708 tonnes at an average grade of 36.6 g/t and average recoveries of 99.0%. The increase from YTD 2019 was mainly due to a 10% increase in tonnes processed, reflecting mine sequencing opportunities and the use of paste fill in the stoping cycle.

Production costs were $61.2 million (excluding $0.7 million of COVID related costs) for YTD 2020 versus $56.6 million for the same period in 2019. Operating cash costs per ounce sold(1) and AISC per ounce sold(1) for YTD 2020 of $132 and $311, respectively, were similar to the prior year levels of $126 and $306, respectively. Contributing to AISC per ounce sold(1) for YTD 2020 were increased royalty payments of $22.0 million or $47 per ounce sold resulting from the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. Excluding the impact of the new royalty, AISC per ounce sold(1) for YTD 2020 improved 14% from the YTD 2019 level, mainly due to lower sustaining capital expenditures(1) during YTD 2020. Sustaining capital expenditures(1) for YTD 2020 totalled $45.0 million ($97 per ounce sold) versus $65.7 million ($152 per ounce sold) for YTD 2019, with the reduction in YTD 2020 largely due to disruptions resulting from the Company’s COVID-19 protocols, including the suspension of project work and reduced capital development during Q2 2020.

Growth projects: Growth capital(1) expenditures at Fosterville for YTD 2020, excluding capitalized exploration totalled $14.6 million ($5.0 million in Q3 2020). Work during the first nine months of the year focused mainly on construction of a new transformer station, new gold room/refinery and Aster Plant (tailings effluent remediation plant), as well as completion of a ventilation system during Q2 2020.

Northern Territory

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. Care and maintenance expense for the Company’s Northern Territory assets totalled $3.3 million in Q3 2020 and $10.0 million for YTD 2020, including $2.8 million of restructuring and severance costs recorded in Q2 2020). $0.7 million exploration expenditures were recorded in Q3 2020 ($18.0 million for YTD 2020).

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million water rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded during the quarter. The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and nine months ended September 30, 2020.

PERFORMANCE AGAINST GUIDANCE

On April 1, 2020, the Company withdrew its 2020 guidance, which had originally been released on December 18, 2019 and was updated on February 19, 2020 to reflect the acquisition of Detour Gold. The Company’s 2020 guidance was withdrawn due to uncertainties related to the COVID-19 pandemic. On May 6, 2020, the Company also withdrew its three-year production guidance while it assessed the long-term effects of COVID-19 and while it works to incorporate Detour Lake into the Company’s long-term business plans.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. Included among the re-issued guidance was production of 1,350,000 – 1,400,000 ounces, approximately 90% of the withdrawn 2020 production guidance, as well as improved unit costs, lower expected sustaining capital expenditures(1) and higher target growth capital expenditures(1) resulting from new growth projects at Detour Lake Mine. Changes from previous guidance were largely driven by the removal of production, unit cost and expenditure guidance for the Holt Complex as of April 2, 2020, the date that operations were suspended at the Complex. The Holt Complex’s results to April 2, 2020 are included in the Company’s re-issued 2020 guidance. The re-issued 2020 consolidated guidance was maintained with no changes as of November 4, 2020.

Full-Year 2020 Guidance

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 – 220	520 – 540	29	590 – 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(1)					$390 - $400
Growth capital ($M)(1)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55
(1)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and nine months ended September 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.
(2)COVID-19 related costs of $14.2 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance. Capital expenditures exclude capitalized depreciation.
(3)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(4)Re-issued exploration expenditure guidance includes $18.0 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(5)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

YTD 2020 Results

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (ozs)	130,754	363,614	29,391	476,459	1,000,218
Operating cash costs/ounce sold ($/oz)(1)(2)	$573	$630	$1,000	$132	$407
AISC/ounce sold ($/oz)(1)(2)					$804
Operating cash costs ($M)(1)(2)					$414.1
Royalty costs ($M)					$62.0
Sustaining capital ($M)(1)					$286.5
Growth capital ($M)(1)(3)					$59.4
Exploration ($M)(4)(5)					$87.0
Corporate G&A ($M)(6)					$38.7
(1)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and nine months ended September 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.48.
(2)COVID-19 related costs of $14.2 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Exploration expenditures includes $18.0 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

Gold production for YTD 2020 totalled 1,000,218 ounces, representing 73% of the mid-range of the Company’s re-issued 2020 production guidance. Entering the final quarter of the year, the Company was well positioned to achieve the re-issued full-year consolidated 2020 guidance of 1,350,000 - 1,400,000 ounces. At Fosterville, YTD 2020 production of 476,459 ounces increased 11% from the same period in 2019 and, together with anticipated results for the final quarter of the year, has positioned the mine to beat the re-issued guidance for the year of 590,000 – 610,000 ounces. Production at Detour Lake Mine for the eight months from January 31, 2020 to September 30, 2020 totaled 363,614 ounces, with the mine continuing to target full-year 2020 production of 520,000 – 540,000 ounces. At Macassa, production for YTD 2020 totaled 130,754 ounces, which compared to

184,918 ounces for YTD 2019 and re-issued guidance of 210,000 – 220,000 ounces. Based on results to the end of Q3 2020, Macassa is not expected to achieve the guidance range of 210,000 – 220,000 ounces.

Production costs for YTD 2020 totalled $439.0 million. Operating cash costs(1) for the first nine months of the year totalled $414.1 million, in line with target levels.

Operating cash costs per ounce sold(1) for YTD 2020 averaged $407, better than the re-issued full-year 2020 guidance of $410 - $430. Entering the final quarter of 2020, both Fosterville and Detour Lake were tracking well against re-issued full-year guidance. Fosterville’s operating cash costs per ounce sold(1) for YTD 2020 averaged $132, which compared favourably to full-year guidance of $130 – $150. At Detour Lake, operating cash costs per ounce sold(1) averaged $630 in YTD 2020, in line with guidance of $610 – $630. Macassa’s operating cash costs per ounce sold(1) averaged $573 versus guidance of $490 – $510. While operating cash costs per ounce sold(1) at Macassa are expected to improve in Q4 2020, the mine is not expected to achieve the re-issued guidance range.

AISC per ounce sold(1) for YTD 2020 averaged $804, in line with full-year 2020 guidance of $790 - $810.

Royalty costs for YTD 2020 totalled $62.0 million, in line with the Company’s re-issued guidance of $80 – $85 million.

Sustaining capital expenditures(1) for YTD 2020 totalled $286.5 million, excluding capitalized depreciation, which compared to full-year 2020 guidance of $390 – $400 million. The level of sustaining capital expenditures(1) increased in Q3 2020 as capital project work increased following disruptions caused by the Company’s COVID-19 response in Q2 2020, which included the suspension of a number of projects and reduced work in areas such as capital development. Sustaining capital expenditures(1) in 2020 are now expected to be in line with the re-issued full-year guidance range.

Growth capital expenditures(1) totalled $59.4 million for YTD 2020 (excluding capitalized exploration), which compared to re-issued full-year 2020 guidance of $95 – $105 million. Of total growth capital expenditures(1) for YTD 2020, Macassa accounted for $33.2 million, with $27.1 million relating to the #4 Shaft project. Growth capital expenditures(1) at Fosterville totalled $14.6 million, mainly related to construction of a new transformer station, new gold room/refinery and Aster Plant, as well as completion of a ventilation system during Q2 2020. The remaining $11.8 million of growth capital expenditures(1) for YTD 2020 were at Detour Lake and related largely to the procurement of mobile equipment. Growth capital expenditures(1) are expected to increase during the final quarter of 2020, reflecting increased capital expenditures at Detour Lake, and are expected to end the year in line with the re-issued 2020 guidance range.

Exploration and evaluation expenditures for YTD 2020 totalled $87.0 million (including capitalized exploration), which compared to re-issued full-year 2020 guidance of $130 - $150 million. The Company’s exploration programs during YTD 2020 were suspended near the end of March as part of its COVID-19 response. The resumption of work on exploration programs commenced in April with the ramp up of drilling activities extending through the end of the third quarter of 2020. Extensive drilling is being completed during Q4 2020, with total exploration expenditures for the full-year expected to be in line with the low end of the re-issued full-year guidance range.

Corporate G&A expense for YTD 2020 totalled $38.7 million, in line with re-issued full-year 2020 guidance of $50 – $55 million.

(1)The Performance Against Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and nine months ended September 30, 2020.

Q3 2020 Financial Results and Conference Call Details

A conference call to discuss the Q3 2020 results will be held by senior management today, Thursday, November 5, 2020, at 2:00 pm ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.kl.gold.

Date:	THURSDAY, NOVEMBER 5, 2020
Conference ID:	2455249
Time:	2:00 pm ET
Toll-free number:	(833) 968-2183
International callers:	+1 2363892444
Webcast URL:	https://event.on24.com/wcc/r/2625946/6061671128AADCFAB0DB0EBBA0177472

Qualified Persons

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of the Company’s properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at Detour Lake, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern

Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold